# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SERVOTRONICS INC /DE/, CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059
Date of event which requires filing of this statement: 09/30/2024
Amends the filing with accession number 0001193125-22-305969
Filed by CIK 0001956975
Persons authorized to receive notices and communications: Paul L. Snyder III, 450 Corporate Parkway, Buffalo, New York (NY), 14226, 716-316-5964

## Reporting persons
- Beaver Hollow Wellness, LLC (CIK 0001956975): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Founders Software, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Paul L. Snyder III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SERVOTRONICS INC /DE/
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:
(i) Beaver Hollow Wellness, LLC, a New York limited liability company (?BHW?), with respect to the shares of Common Stock directly held by BHW;
(ii) Founders Software, Inc., a Nevada corporation (?Founders Software?), which is a member of, and holder of approximately 92% of the issued and outstanding membership interest of, BHW, with respect to the shares of Common Stock directly held by BHW;
(iii) Paul L. Snyder III (?PLS?), who is the indirect, majority shareholder and Chairman of the Board of Directors of Founders Software, with respect to the shares of Common Stock directly held by BHW;
(iv) Para Bellum Consulting, Inc., a New York corporation (?PB?), which is a member of and holder of approximately 8% of the issued and outstanding membership interest of, BHW, with respect to the shares of Common Stock directly held by BHW;
(v) Kenneth D. Trbovich (?KDT?), who is the sole shareholder of PB, with respect to the shares of Common Stock directly held by BHW.
Each of the foregoing is referred to as a ?Reporting Person? and collectively as the ?Reporting Persons.? The Reporting Persons are hereby filing a joint Schedule 13D

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 6, 2022, the Estate contributed 294,643 shares of Common Stock to BHW in exchange for the issuance by BHW to the Estate of limited liability company membership interests in BHW constituting fifty percent (50%) of the issued and outstanding limited liability company membership interests of BHW. Pursuant to a Contribution and Sale Agreement dated April 19, 2023, the Estate contributed an additional 75,893 shares of Common Stock to BHW in exchange for limited liability company membership interests in BHW and sold 13,393 shares of Common Stock to BHW in exchange for cash, in each case based on assumed share value of $11.20 (the ?April 2023 Estate Transactions?). The cash purchase price was paid from BHW?s working capital. Also, pursuant to a Contribution Agreement dated April 26, 2023, KDT contributed 77,978 shares of Common Stock to BHW in exchange for limited liability company membership interests in BHW (the ?April 2023 KDT Transaction?, and together with the April 2023 Estate Transactions, the ?April 2023 Transactions?). On September 30, 2024, BHW redeemed the Estate?s interest in BHW, KDT transferred his membership interest in BHW to PB, and the members of BHW executed an Amended and Restated Voting Agreement dated as of September 30, 2024 (the ?September 2024 Transactions?).

## Item 4. Purpose of Transaction
Purpose of transaction:
BHW and the Estate each engaged in the transactions involving the contribution and sale of the shares of Common Stock with a view and an objective of diversifying their respective asset portfolios.
The Reporting Persons hold the shares of Common Stock of the Issuer for investment purposes. The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer?s financial position and investment strategy, the price levels of the Contributed Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons? investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, or potential business combinations or strategic alternatives involving the Issuer or certain of the businesses or assets of the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), purchasing additional shares of capital stock of the Issuer, selling some or all of the shares, engaging in short selling of or any hedging or similar transaction with respect to the shares, or changing their intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of the shares of Common Stock reported as owned pursuant to this Schedule 13D is based upon 2,557,927 shares of Common Stock issued and outstanding as of July 26, 2024, as reported in the Issuer's Annual Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission (the ?SEC?) on August 8, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

The Amended and Restated Voting Agreement (as defined in Item 6) may result in the Reporting Persons being deemed a "group" with the Estate, KDT and their affiliates (collectively, the "Applicable Persons"). The Applicable Persons are each separately reporting their beneficial ownership of the Common Stock on Schedules 13D with the SEC and reference is hereby made to such filings for the beneficial ownership of Common Stock of such other Applicable Persons and any changes thereto. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by the Applicable Persons.
Transactions in the class effected during the past sixty days: Other than the September 2024 Transactions, and BHW?s sale of 37,862 shares of Common Stock in the ordinary course of business, the Reporting Persons did not enter into any transactions in the shares of Common Stock within the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with September 2024 Transactions, PB and Founders Software entered into an Amended and Restated Voting Agreement dated as of September 30, 2024 (the ?Amended and Restated Voting Agreement?) which governs the voting, transfer, direction of dividend and disposal rights of the shares.
The foregoing description of the Amended and Restated Voting Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Voting Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Other than as described in this Item 6 and the Joint Filing Agreement filed as Exhibit 99.2 to the Prior Schedule 13D Filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Signatures
- Beaver Hollow Wellness, LLC: /s/ Paul L. Snyder III, Paul L. Snyder III CEO (10/15/2024)
- Founders Software, Inc.: /s/ Paul L. Snyder III, Paul L. Snyder III Chairman (10/15/2024)
- Paul L. Snyder III: /s/ Paul L. Snyder III, Paul L. Snyder III (10/15/2024)